Exhibit 10.1

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2007

U.S. DOLLARS IN THOUSANDS

UNAUDITED

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2006	June 30, 2007
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,195	$2,165
Short term deposits	3,000	3,079
Marketable securities	12,597	12,611
Trade receivables (net of allowance for doubtful accounts of $ 436 and
$ 596 at December 31, 2006 and June 30, 2007, respectively)	7,642	8,161
Other accounts receivable and prepaid expenses	1,120	1,407

Total current assets	30,554	27,423

LONG-TERM ASSETS:
Severance pay fund	717	780
Long-term deposits	136	132
Property and equipment, net	588	689
Other intangible assets, net	1,835	2,643
Goodwill	465	5,480

Total long-term assets	3,741	9,724

Total assets	$34,295	$37,147

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2006	June 30, 2007
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$339	$1,464
Trade payables	397	940
Accrued expenses and other accounts payable	2,966	5,196

Total current liabilities	3,702	7,600

LONG-TERM LIABILITIES:
Convertible debentures	14,197	14,249
Accrued Severance pay	1,016	1,063

Total long-term liabilities	15,213	15,312

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2006 and June 30, 2007;
Issued and outstanding: 8,845,241 and 8,878,574 shares at December 31,
2006 and June 30, 2007, respectively	98	98
Additional paid-in capital	29,921	30,153
Accumulated comprehensive income	-	114
Accumulated deficit	(14,639)	(16,130)

Total shareholders' equity	15,380	14,235

Total liabilities and shareholders' equity	$34,295	$37,147

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2006	Six months ended June 30,
		2006	2007
		Unaudited

Revenues:
Products	$12,144	$5,875	$5,168
Services	8,080	3,599	4,995

Total revenues	20,224	9,474	10,163

Cost of revenues:
Products	2,391	1,151	1,049
Services	5,257	2,444	3,390

Total cost of revenues	7,648	3,595	4,439

Gross profit	12,576	5,879	5,724

Operating costs and expenses:
Research and development	1,792	884	1,186
Selling and marketing	6,695	3,171	4,005
General and administrative	3,568	1,576	1,930

Total operating costs and expenses	12,055	5,631	7,121

Operating income (loss)	521	248	(1,397)
Financial income (expenses), net	325	227	(170)

Income (loss) before taxes on income	846	475	(1,567)

Other income	-	-	110

Taxes on income	45	8	34

Net income (loss)	$801	$467	$(1,491)

Basic and diluted net earnings (loss) per share	$0.09	$0.05	$(0.17)

Weighted average number of shares used in the computation of basic
net earnings (loss) per share	8,819,857	8,806,714	8,868,192

Weighted average number of shares used in the computation of diluted
net earnings (loss) per share	9,032,354	8,993,278	8,868,192

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Comprehensive income (loss)	Total

Balance at January 1, 2006	$97	$29,561	-	$(15,440)		$14,218

Net income	-	-	-	801	801	801

Comprehensive income					$801

Exercise of stock options	1	117	-	-		118
Employee stock-based compensation	-	243	-	-		243

Balance at December 31, 2006	98	29,921	-	(14,639)		15,380

Net unrealized gain on foreign
currency translation
adjustment	-	-	114	-	114	114
Net loss	-	-	-	(1,491)	$(1,491)	(1,491)

Comprehensive loss					$(576)

Exercise of stock options	(* -	79	-	-		79
Employee stock-based compensation	-	153	-	-		153

Balance at June 30, 2007
(unaudited)	$98	$30,153	$114	$(16,130)		$14,235

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2006	Six months ended June 30,
		2006	2007
		Unaudited

Cash flows from operating activities:

Net income (loss)	$801	$467	$(1,491)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non- cash stock-based compensation expenses	243	40	153
Interest on short-term bank loans	-	-	(79)
Depreciation and amortization	541	261	364
Amortization of deferred issuance costs	1	-	103
Accrued severance pay, net	103	119	(16)
Gain from marketable securities, net	(8)	(2)	(3)
Interest and amortization of discount on convertible debentures	8	-	52
Increase in trade receivables, net	(840)	(968)	(136)
Increase in other accounts receivable and prepaid expenses	(498)	(489)	(2)
Increase (decrease) in trade payables	(515)	(454)	47
Increase in accrued expenses and other accounts payable	603	870	295

Net cash used in operating activities	439	(156)	(713)

Cash flows from investing activities:

Acquisition of a subsidiary (a)	-	-	(3,752)
Payment of accrued expenses on account of acquisition	(114)	(114)	-
Purchase of property and equipment	(252)	(91)	(204)
Proceeds from sale of marketable securities	-	-	4
Increase in short term deposits	(3,000)	-	-
Purchase of marketable securities	(10,784)	(500)	(15)
Decrease (increase) in long-term deposits	(1)	67	4

Net cash used in investing activities	(14,151)	(638)	(3,963)

Cash flows from financing activities:

Proceeds from exercise of stock options	118	85	79
Increase (decrease) in short-term bank loans, net	(1,840)	(191)	740
Proceeds from issuance of convertible debentures, net	13,510	-	-
Payment of issuance costs of convertible debentures	-	-	(173)
Payment of accrued issuance expenses	(81)	(81)	-

Net cash provided by (used in) financing activities	11,707	(187)	646

Decrease in cash and cash equivalents	(2,005)	(981)	(4,030)
Cash and cash equivalents at the beginning of the period	8,200	8,200	6,195

Cash and cash equivalents at the end of the period	$6,195	$7,219	$2,165

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31, 2006	Six months ended June 30,
		2006	2007
		Unaudited

Supplemental disclosure of cash flows activity:

Cash paid during the period for:

Tax	$40	$-	$-

Interest	$121	$45	$53

Non-cash activity:

Accrued issuance expenses of convertible debentures	$357	$-	$-

(a)	Acquisition of a subsidiary :

Net fair value of assets acquired and liabilities assumed at the acquisition date:

Net current assets (except cash and cash equivalents)	$(1,444)
Fixed assets	56
Identifiable intangible assets	1,094
Goodwill arising on acquisition	4,911

4,617

Accrued expenses on account of the acquisition	(865)

$3,752

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	Business and organization:

Top Image Systems Ltd. (“TIS” or “the Company”) is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the most efficient flow of information within and between organizations. The Company’s software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company’s shares are traded on the NASDAQ (“NASDAQ”) in the United States and on the Tel-Aviv Stock Exchange (“TASE”).

b.	The Company’s marketing and sales activities are conducted through its wholly owned subsidiaries in the U.S., U.K, Germany and Japan.

c.	On April 11, 2007 the Company acquired all the outstanding shares of Capture Projects Ltd. (“CPL”), a provider of document management solutions in the UK, for a consideration of $4,617, and potential performance – based consideration. The company acquired CPL in order to extend its business presence in the UK. The purchase price also included approximately $ 1,240 of acquisition related costs.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of CPL’s operations have been included in the consolidated financial statements commencing March 31, 2007. The effect on statement of operation of the Company for the period ended June 30, 2007 had the acquisition of CPL been effected on April 11, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to CPL’s assets as of March 31, 2007, as follows:

Purchase consideration		$4,617

Deficiency in Equity acquired		1,784

		$6,401

Customer relation		$933
Brand & Domain		161
Identified net tangible assets:
Deferred revenues	698
Prepayment	(285)

		413
Goodwill		4,893

Total assets acquired		$6,401

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relation	$933	5
Brand & Domain	161	5

	$1,094

Goodwill of $ 4,893 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2006, are applied consistently in these financial statements.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	FIN 48 – Uncertainty in income taxes :

The Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires de-recognition of income tax assets and liabilities, and provides guidance on classification of current and deferred income tax assets and liabilities, interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. This Interpretation is effective as of January 1, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements.

d.	Recently issued accounting pronouncements :

In September 2006, FASB issued SFAS no. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2007, the FASB issued Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting For Nonrefundable Advance Payments for goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. We currently recognize these non-refundable advanced payments as an expense upon payment. The Company is currently evaluating the impact of the adoption of EITF 07-3 on its consolidated financial statements.

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

NOTE 4:	–	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

b.	Commitments:

1.	With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 69 as of June 30, 2007.

Royalties payable to the Office of the Chief Scientist of Israel’s Ministry of Industry and Trade (“the OCS”) are classified as part of cost of revenues.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

b.	Commitments (Cont.):

2.	The Company has entered into operating lease agreements for the lease of a fleet of 31 motor vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of June 30, 2007, commitments are as follows:

2007	$115
2008	199
2009	99
2010	9

Total	$422

3.	The Company leases offices for its activities. The remaining obligation periods range from one year to three years including extension periods. As of June 30, 2007, commitments for such leases are as follows:

2007	$272
2008	314
2009	156
2010	156
2011	156
2012	156

Total	$1,210

Part of the lease agreements is secured by a bank guarantee in the amount of $ 56.

c.	Charges:

1.	To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.	To secure revolving credit facilities from a bank, the Company recorded a floating charge on its plant, assets and rights in favor of this bank.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SUBSEQUENT EVENTS

On July 10, 2007, the Company acquired 51% of the ordinary shares of Asiasoft Global Pte. Ltd. (“ASG”) for $ 2,686. The company also received the right to purchase the remaining 49% of ASG shares. ASG is a holding company of a group of subsidiaries and affiliated companies, in China, Hong-Kong and Singapore, which all are information technology (“IT”) solutions providers by way of distribution and integration services, which focus on areas such as shared services solutions, information management solutions, access infrastructure, security solutions, business intelligence and enterprise resource planning. On December 2007, the company completed a comprehensive restructuring plan which includes implementing a new Company-wide corporate and business structure aimed at enhancing the Company’s efficiency and competitive standing in the evolving global market, while reducing corporate and global headcount; identifying new growth drivers through synergies and joint development between the main business centers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

        Our interim consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders equity in accumulate other comprehensive loss.

        All dollar amounts herein are U.S. dollars in thousands.

Operating Results

        The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained in this report and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” contained in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2006, our actual results may differ materially from those anticipated in these forward-looking statements.

        The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Year Ended December 31,					Six months ended June 30
	2002	2003	2004	2005	2006	2006	2007

Statement of Operations Data:

Revenues	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	39%	28%	31%	40%	38%	38%	44%
Gross profit	61%	72%	69%	60%	62%	62%	56%
Research and
development	17%	10%	8%	8%	9%	9%	12%
Selling,
administrative and
general	96%	70%	64%	54%	51%	50%	58%
Financial expense
(income), net	(2)%	(1)%	(2)%	1%	(2)%	(2)%	2%
Other (income)
expense	0%	0%	0%	0%	0%	0%	(1)%
Tax on income	0%	0%	0%	0%	0%	0%	0%
Net (loss) income	(49)%	(7)%	(2)%	(3)%	4%	5%	(15)%

        We derive revenue from the sale of products and solutions and also from service and maintenance agreements.

        Our sales to end-users, resellers, value-added resellers, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment. The terms of the agreements with these customers do not provide them with the right to return the purchased products or solutions. Payment with respect to such sales is generally due within a specified period following receipt of an invoice. The period varies, but is up to 150 days for end-users and up to 90 days for resellers, distributors and system integrators. We are not party to any extended payment arrangements.

        A default in payment by one or more of our resellers, value-added resellers, distributors and system integrators could adversely affect our business, results of operations, and financial condition. We cannot assure you that uncollectible receivables will not exceed our reserves. Any significant increase in uncollected accounts receivable beyond reserves could have a material adverse effect on our business, results of operation, and financial condition.

        As a result of our strategy of pursuing strategic alliances with value-added resellers, distributors and system integrators, a substantial portion of our revenues is derived from such alliances. During the years ended December 31, 2004, 2005, 2006 and the period of six months ended June 30, 2007, revenues deriving from value-added resellers, distributors and system integrators accounted for approximately 28%, 46%, 46% and 33%, respectively, of our revenues.

        Historically, we have recognized a majority of our revenues from product sales. During the years ended December 31, 2004, 2005, 2006 and the period of six months ended June 30, 2007, product revenues accounted for approximately 62%, 59%, 60% and 51%, respectively, of revenues, while service revenues accounted for approximately 38%, 41%, 40% and 49% respectively, of revenues.

         Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        Revenues. Total revenues for the six months ended June 30, 2007 amounted to $10,163 compared to $9,474 for the corresponding period in 2006, an increase of 7%. Product sales decreased by $707 or 12%, from $5,875 in the six months ended June 30, 2006 to $5,168 in the six months ended June 30, 2007. Service revenues increased by $1,396, or approximately 39%, from $3,599 in the six months ended June 30, 2006 to $4,995 in the six months ended June 30, 2007. The reduction in product sales is mainly attributable to a significant decline in revenues from our Japanese subsidiary and a slowdown in our European business early in 2007.

        Cost of Revenues. Cost of revenues increased by $844, or 23%, from $3,595 in the six months ended June 30, 2006 to $4,439 in the six months ended June 30, 2007. The increase is a result of additional costs related to our acquisition of Capture Projects Limited, or CPL, during the second quarter of 2007.

        Research and Development. Research and development expenses in the six months ended June 30, 2007 amounted to $1,186 compared to $884 for the six months ended June 30, 2006. This increase is attributable mainly to additional labor costs.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in the six months ended June 30, 2006 amounted to $5,935 compared to $4,747 for the six months ended June 30, 2006, an increase of $1,188 or 25%. Of this increase, $1,010 is attributable to the sales administration labor force of CPL, CPL’s office facility related costs in Weatherby, UK, and CPL-related travel and other recurring administration expenses.

        Financing Income (expenses), net. Financing expense for the six months ended June 30, 2007 amounted to $170, compared to financing income of $227 for the six months ended June 30, 2006. In December 2006, the Company issued an aggregate amount of $14,780 Convertible debentures by way of a public offering on the Tel Aviv Stock Exchange. The Convertible debentures are linked to the US dollar and carry an annual interest rate of 6 months Libor minus 0.3%. During the first six months of 2007, financial expenses related to the convertible debentures amounted to $538. However, our interest income resulting from the additional unutilized funds available from such issuance increased by approximately $300.

        Net Income (Loss). As a result of the foregoing, our net loss for the six months ended June 30, 2007 was $1,491, compared to net income of $467 in the six months ended June 30, 2006.

         Seasonality

        Our sales cycle for eFLOW™ has ranged from 9 to 12 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations. Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales. Consequently, our product revenues may vary significantly by quarter.

         Geographical Considerations

        The following table summarizes total revenues by geographic market for each of the last three completed fiscal years and the period of six months ended June 30, 2007:

Total Revenues by Region

	Year Ended December 31,						Six months ended June 30,		Six months ended June 30,
	2004		2005		2006		2006		2007
	$	%	$	%	$	%	$	%	$	%

Europe	7,966	71%	9,000	54%	11,386	56%	5,334	56%	6,648	66%
North and south America	1,254	11%	1,827	11%	2,153	10%	1,027	11%	1,067	10%
Far East (excluding Japan)	924	8%	2,395	14%	2,442	13%	1,141	12%	1,547	15%
Africa and Middle
East (excluding Israel)	180	2%	565	3%	536	3%	284	3%	38	0%
Japan	670	6%	2,895	17%	3,633	18%	1,681	18%	821	8%
Israel	184	2%	138	1%	74	0%	7	0%	42	1%

Total	11,171	100%	16,820	100%	20,224	100%	9,474	100%	10,163	100%

        As a result of the fluctuation in product sales in various geographic regions, we are subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us.

         Critical Accounting Policies and Estimates

        Except as described below, there has been no change to our critical accounting policies and estimates contained in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

         Revenue Recognition

        We derive revenue from primarily two sources: sales of software licenses and provision of services. Service revenues include contracts for software maintenance and technical support, consulting and training.

        We apply the provisions of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) and related interpretations to all revenue transactions.

        We allocate revenue from software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element arrangements is based on the price charged when a similar element is sold separately and creates vendor specific objective evidence (“VSOE”). Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

        A typical solution includes software licenses, maintenance, and technical support. Some customer arrangements include training and consulting. Maintenance includes unspecified updates on an if-and-when-available basis, and support includes telephone support, and bug fixes or patches. Training consists of courses taught by our instructors at our facility or at the customer’s site. Consulting consists primarily of product installation and limited tailoring of the product to the customer’s needs.

        We have analyzed all of the elements included in our multiple-element arrangements and determined that we have vendor-specific objective evidence of fair value to allocate revenue to the different services. Accordingly, assuming all other revenue recognition criteria are met, revenues from licenses are recognized upon delivery of the software license in accordance with SOP 97-2, as amended. Revenues from maintenance and support services are recognized ratably over the term of the agreement. Revenue for consulting and training is recognized as the services are performed.

        Our criteria for revenue recognition are as follows:

    1.        Persuasive Evidence of an Arrangement Exists. It is our customary practice to have a written contract, which is signed by both the customer and us, or to have a purchase order from our customers, prior to recognizing revenue from an arrangement.

    2.        Delivery Has Occurred. Our software is physically or electronically delivered to the customer. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred.

    3.        The Vendor’s Fee is Fixed or Determinable. The fee our customers are to pay for the products or services is negotiated prior to the inception of the arrangement. Therefore, the fees are considered to be fixed or determinable at the inception of the arrangement.

    4.        Collection is Probable. Probability of collection for our customer’s debts is assessed by management on a customer-by-customer basis. This assessment is based, among other factors, on actual payment by the customer in previous transactions, general reputation of the customer in the market, and the history of relations between us and the customer.

        License revenues from reseller arrangements are recognized upon delivery unless payment is dependent on third-party collection by the reseller. During the years ended December 31, 2004, 2005, 2006 and the six month ended June 30, 2007, we had no arrangements in which payment terms were dependent on third-party collection by the reseller.

        When services are considered essential, revenue under the arrangement is recognized using contract accounting according to SOP 81-1. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed or when acceptance is received, if required by the agreement.

        If services are considered essential to the functionality of the software licenses that require significant customization, integration and installation, revenues are recognized on the percentage of completion basis provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms and the percentage of completion can be reasonably estimated. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. Any changes in those estimates could affect our results of operations. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss.

        If all the criteria for recognition of revenue from performance contracts are not met, then revenue is recognized up to the amount of costs incurred whose collection is probable (“zero profit margin” presentation).

         Trade Receivables and allowance for doubtful accounts.

        Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding the customer’s ability to repay its obligations and determines accounts receivable to be impaired when it is probable that we will be unable to collect those amounts.

        The balance sheet allowance for doubtful debts for all the periods through June 30, 2007 is determined as a specific amount for those accounts the collection of which is uncertain. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

         Goodwill and other intangible assets

        Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

         Research and Development Costs

        Research and development costs, net of participations and grants received, are charged to our statement of operations as incurred.

         Loss Contingencies

        We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

         “Share-Based Payment”

        Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company used the Black-Scholes option pricing model. The Company elected to use the modified prospective method of adoption which requires that compensation expense be recorded in the financial statements over the expected requisite service period for any new options granted after the adoption of SFAS 123(R) as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated.

Liquidity and Capital Resources

        As of June 30, 2007, our cash, cash equivalents, bank deposits and marketable securities were $17,855, compared to $21,792 as of December 31, 2006.

        We used $713 in operating activities during the six months ended June 30, 2007. This was attributable primarily to the decrease in our sales of our Japanese subsidiaries which previously provided positive operational cash flows. We expect that our principal uses of cash in the near future will be to fund increases in sales and marketing expenditures and research and development expenditures.

        We used $3,963 for investing activities during the six months period ended June 30, 2007. The primary use was to acquire CPL on April 11, 2007 for $4,617 of which $3,752 was paid during the second quarter of 2007. CPL , is a UK-based integrator of a data capture products, and acquisition of CPL was made to serve our expansion in Europe and our dominance in the UK in particular. The purchase price also included approximately $ 1,240 of acquisition related costs.

        The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, and the results of CPL’s operations have been included in the consolidated financial statements commencing March 31, 2007. The effect on our statement of operations for the six-month period ended June 30, 2007 was immaterial because the acquisition of CPL was effected on April 11, 2007. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

        We allocated the net purchase price of the acquisition to CPL’s assets as of March 31, 2007, as follows:

Purchase consideration		$4,617
Deficiency in Equity acquired		1,784

		$6,401

Customer relation		$933
Brand & Domain		161
Identified net tangible assets:
Deferred revenues	698
Prepayment	(285)

		413
Goodwill		4,893

Total assets acquired		$6,401

        Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relation	$933	5
Brand & Domain	161	5

	$1,094

        Goodwill of $ 4,893 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

         Capital expenditures totaled $204.

        During the six months ended June 30, 2007 we generated cash from financing activities of $646. This was mainly attributable to the increase in our lines of credit in Israel and in the UK of $740. Our main short-term line of credit is with First International Bank of Israel. The total amount available under this line of credit is the lesser of $2,300 and 75% of certain eligible trade receivables. The revolving line of credit in NIS bears interest at a rate of prime + 1% (as of June 30, 2007, the prime rate was 5.37%). The line of credit in US dollars bears interest at a rate of Libor + 2% (as of June 30, 2007, the Libor rate was 4.375%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

        On December 27, 2006, we completed a public offering of approximately NIS 61.9 million (approximately $14.8 million) aggregated principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was comprised of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annual commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009.After taking into account a concurrent private placement to the underwriter of NIS 500,000 aggregate principal amount of convertible amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59.87 million (approximately $14.8 million). The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of NIS 20.30 (approximately $4.81) per share. We also have the right to force conversion on or after October 1, 2009 if our share market value (as defined in the debenture documents) reaches NIS 25.50 (approximately $6.04) in the last 30 trading days in TASE on or after October 1, 2009. This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended. During the six months ended June 30, 2007 we paid $173 as part of the issuance expenses connected to the convertible debentures.

        Our line of credit increased by $1,125 in the six months ended June 30, 2007 to $1,464.

Off-balance sheet arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Quantitative and qualitative disclosures about market risks

        We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits, our US$ Libor bared interest convertible debenture and foreign currency fluctuations. We use derivative financial instruments to hedge against such exposure in accordance to our investment policy.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

Forward-Looking Statements

        Certain matters discussed herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intend,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of these forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely, including, but not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2006, and in our subsequent filings with the United States Securities and Exchange Commission. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.